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                 December 21, 2021

       Mark Kay
       Chief Executive Officer
       StrikeForce Technologies Inc.
       1090 King Georges Post Road , Suite 603
       Edison, NJ 08837

                                                        Re: StrikeForce
Technologies Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 13,
2021
                                                            File No. 333-261617

       Dear Mr. Kay:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence,
       Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Joseph I. Emas